Exhibit 99.1

ReneSola Ltd. Announces Second Quarter 2012 Results

Exceeds guidance with revenues of US$233 million

Exceeds guidance with record solar wafer and module shipments of 504 MW

Solar module business grows with record shipments of 160 MW, up 76% quarter over quarter

JIASHAN, China, August 24, 2012 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar modules and solar wafers, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Financial and Operating Highlights

•	Total solar wafer and module shipments in Q2 2012 were 503.7 megawatts (“MW”), exceeding Company guidance and representing an increase of 8.1% from 466.0 MW in Q1 2012.

•	Q2 2012 net revenues were US$233.0 million, exceeding Company guidance and representing an increase of 10.2% from US$211.5 million in Q1 2012.

•	Q2 2012 gross profit was US$1.3 million with a gross margin of 0.6%, compared to a gross loss of US$8.0 million with a gross margin of negative 3.8% in Q1 2012.

•	Q2 2012 operating loss was US$34.6 million with an operating margin of negative 14.9%, compared to an operating loss of US$37.8 million with an operating margin of negative 17.9% in Q1 2012.

•	Q2 2012 net loss was US$34.8 million, representing basic and diluted loss per share of US$0.20, and basic and diluted loss per American depositary share (“ADS”) of US$0.40.

•	Cash and cash equivalents plus restricted cash were $394.2 million as of the end of Q2 2012, compared to US$388.3 million as of the end of Q1 2012.

“Despite what remained a challenging macro-environment, with lower average selling prices and lingering uncertainty surrounding the solar market, we continued to execute on our overarching strategy in the second quarter of 2012 to grow our module business, lower costs and develop superior technology,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “We achieved record module shipments in the second quarter, up 76% quarter over quarter and 146% year over year, which is reflected in the number of employees we have added this year, primarily in the area of modules. On top of that, our sales and marketing efforts have enhanced our brand awareness among top solar companies, particularly with respect to our high-efficiency Virtus modules, which utilize our proprietary Virtus wafers. We continue to operate at 100% capacity and have built strong relationships with numerous customers that we are confident will continue to grow.”

Mr. Li continued, “While we have invested further in our module business, we still consider wafer manufacturing to be our core competitive strength, as it represents the key stage in determining module efficiency. We continued to invest in R&D in the second quarter to improve our product efficiencies and manufacturing processes, which will help lower our costs. In the second quarter, manufacturing costs decreased between 10% and 15% across each of our key products: modules, wafers and polysilicon. Additionally, our R&D investments have led to horizontal developments, such as microinverters, which we expect will provide us with additional opportunities for growth. We will continue to invest in R&D, while simultaneously expanding our sales and marketing reach, to overcome short-term challenges and to prepare for when market conditions improve.”

Second Quarter 2012 Results

Solar Wafer and Module Shipments

	2Q12	1Q12	2Q11	Q-o-Q%	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	503.7	466.0	295.5	8.1%	70.5%
Solar Wafer Shipments (MW)	344.0	375.1	230.5	(8.3)%	49.3%
Solar Module Shipments (MW)	159.7	90.9	65.0	75.7%	145.7%

The sequential increase in solar product shipments was mainly the result of strong demand of the Company’s solar modules from Europe, primarily Germany, and also the result of increased solar module sales to Australia.

Net Revenues

	2Q12	1Q12	2Q11	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$233.0	$211.5	$249.3	10.2%	(6.5)%

Revenues in Q2 2012 increased quarter over quarter, with a decrease in the average selling prices (“ASPs”) of solar wafers and modules to US$0.31 per watt (“W”) and US$0.75/W, respectively, offset by a significant increase in solar module shipments.

Gross Profit (Loss)

	2Q12	1Q12	2Q11	Q-o-Q%	Y-o-Y%
Gross Profit (Loss) (US$mln)	$1.3	$(8.0)	$45.9	-	(97.2)%
Gross Margin	0.6%	(3.8)%	18.4%	-	-

The sequential increase in gross profit was primarily due to lower costs and increased shipments of the Company’s solar modules, which achieve higher margins relative to solar wafers, as well as a reversal in the Company’s product warranty reserve of US$7.8 million due to decreases in the ASPs for solar modules, a primary input into the estimated costs of the Company’s warranty policy. This was offset by an inventory write-down of US$15.5 million, primarily as a result of the decline in the price of polysilicon.

Operating Income (Loss)

	2Q12	1Q12	2Q11	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$35.9	$29.8	$22.9	20.8%	56.9%
Operating Income (Loss) (US$mln)	$(34.6)	$(37.8)	$23.0	-	-
Operating Margin	(14.9)%	(17.9)%	9.2%	-	-

The sequential increase in operating expenses was primarily due to (1) an increase in sales and marketing expenses, (2) an increase in research and development (“R&D”) expenses to improve the technology at the Company’s Sichuan polysilicon plant and (3) a significant increase in other general expenses as a result of a US$1.8 million provision representing the amount the Company expects to settle a lawsuit for, wherein a preliminary judgment was found against ReneSola, and fees related to trial production at the Company’s Sichuan steel wire plants. Operating expenses represented 15.4% of total revenues in Q2 2012, compared to 14.1% in Q1 2012.

Foreign Exchange Gain (Loss)

The Company had a foreign exchange loss of US$4.5 million in Q2 2012, primarily due to the depreciation of the euro against the U.S. dollar and the appreciation of the U.S. dollar against the renminbi (“RMB”). The Company also recognized a US$0.7 million loss on derivatives in Q2 2012, compared to a gain of US$0.04 million in Q1 2012.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	2Q12	1Q12	2Q11
Net Income (Loss) (US$mln)	$(34.8)	$(40.2)	$1.8
Diluted Earnings (Loss) Per Share	$(0.20)	$(0.23)	$0.01
Diluted Earnings (Loss) Per ADS	$(0.40)	$(0.47)	$0.02

Business Highlights

Research and Development (“R&D”)

ReneSola continues to invest in R&D to enhance the technology behind its products and manufacturing with the primary goals of lowering cost and improving efficiency.

In Q2 2012, the Company made progress in the development of its high-efficiency Virtus wafers and modules. ReneSola is now beginning production of its Virtus II modules, which will use the Company’s new Virtus A++ manufacturing technology, a unique technology developed by ReneSola. This technology does not require the use of a monocrystalline seed in the crucible to produce higher-efficiency solar wafers and results in multicrystalline ingots with a more uniform crystalline grain and distribution. This will allow for the production of larger numbers of high-efficiency solar wafers per ingot. ReneSola’s Virtus A++ manufacturing method will also benefit from lower costs of $0.01 per Watt-peak (“Wp”) to $0.02/Wp compared to the Company’s existing Virtus manufacturing method.

ReneSola is now manufacturing the Virtus A++ wafers in its newest facilities with a processing cost close to US$0.12/W, which the Company believes it can reduce to US$0.11/W by the end of 2012. This compares to the overall blended average solar wafer processing cost of US$0.17/W at the end of Q2 2012. The new Virtus A++ manufacturing method will produce solar wafers with solar cell efficiencies 0.5% higher than normal multicrystalline solar wafers, as well as solar wafers with a longer lifetime and lower dislocation. This in turn will allow for the production of Virtus II modules with power outputs of 250 W to 260 W based on 60 solar cells and the ability to reach 300 W to 310 W based on 72 solar cells.

In Q2 2012, the Company developed a new microinverter product, Replus, which can be used specifically with ReneSola solar modules in solar systems for power conversion. Production of the Replus microinverters will be outsourced to a third party. The Company also continued the development of low-oxygen concentration solar wafers and carbon composite materials in Q2 2012. The Company will continue to invest in R&D to further its advancements in technology and manufacturing.

Solar Module Business

ReneSola delivered 159.7 MW of solar modules in Q2 2012, of which 76.1 MW were Virtus modules. As previously guided, the Company increased its solar module production capacity to 1.2 gigawatts (“GW”) in Q2 2012 to meet growing demand. The Company continues to operate at maximum capacity due to strong sales generated by its new regional sales teams.

For Q2 2012, the Company’s total solar module selling cost was approximately US$0.66/W, a decrease from US$0.74/W in Q1 2012, which was partially due to the reversal in the Company’s product warranty reserve of US$7.8 million, which impacted the gross margin of the Company’s solar module business in Q2 2012 by approximately 6.9%. This resulted in a gross margin of approximately 12.2% for the Company’s solar module business in Q2 2012. The Company will continue to reduce its solar module manufacturing costs through improvements in its manufacturing methods as well as a reduction in material costs, and capitalize on the business’s higher margins relative to solar wafer production. The Company expects solar module processing cost to decrease to below US$0.33/W and total solar module selling cost to decrease to below US$0.63/W in Q3 2012.

Solar Wafer Business

The Company’s blended non-silicon solar wafer processing cost was US$0.17/W in Q2 2012, a decrease from US$0.19/W in Q1 2012, as a result of continued cost-reduction efforts, including the reduced use of electricity and raw materials, as well as lower-priced raw materials. The successful execution of the Company’s cost-reduction strategies should allow the Company to reach its yearly target of blended non-silicon solar wafer processing cost to US$0.15/W in 3Q 2012.

Polysilicon Update

In Q2 2012, ReneSola produced approximately 1,119.4 metric tons (“MT”) of polysilicon, an increase from approximately 900 MT in Q1 2012. At the end of Q2 2012, the Company had a polysilicon production capacity of 4,000 MT. The Company expects polysilicon production capacity to reach 10,000 MT by the end of 2012 through completion of Phase II of its polysilicon production plant.

ReneSola’s Sichuan polysilicon plant remains central to the Company’s long-term manufacturing and cost-reduction strategy. The Company’s internal polysilicon production cost decreased to approximately US$25.80 per kilogram (“kg”) by the end of Q2 2012, compared to approximately US$33/kg at the end of Q1 2012, as a result of improvements in the Company’s manufacturing techniques. The Company expects its polysilicon production cost to decrease to approximately US$24/kg by the end of Q3 2012 and US$22/kg by the end of 2012 once Phase II of the Company’s polysilicon production plant becomes operational. The Company expects Phase II to have a stand-alone polysilicon cost of US$18/kg.

Projects and Systems Business

The Company has expanded its projects portfolio with the successful completion of a 9.7 MW project in Bulgaria. The Bulgarian project is already connected to the grid and is generating an internal rate of return in excess of 25%. This is in addition to the Company’s existing 20 MW power facility in Qinghai, which was granted a RMB220 million loan, is connected to the grid and is generating a high internal rate of return. ReneSola has an additional 60 MW to 70 MW of projects in the pipeline for the remainder of the year. The Company will remain highly selective in its power projects and will continue to focus on due diligence in evaluating potential power project opportunities, and selectively pursue opportunities as they arise.

Company Headcount

As of the end of Q2 2012, ReneSola had 9,500 employees, compared to 9,075 employees as of the end of Q1 2012.

Recent Business Developments

●	In August 2012, ReneSola announced that its solar modules had successfully obtained certification from the Standards Institution of Israel.

●	In August 2012, ReneSola reached an agreement with PowerGuard Specialty Insurance Services to provide a range of long-term insurance and warranty-related coverage for the Company's high-quality solar products.
●	In August 2012, ReneSola sold 8 MW of its high-performance monocrystalline solar modules to True Value Solar, Australia's largest solar specialist and one of the country's leaders in solar photovoltaic installations.
●	In July 2012, ReneSola sold 5.95 MW of its high-efficiency Virtus modules to Solargain PV Pty Ltd, one of the top solar distributors in Australia and one of Australia's largest integrated solar energy and solar hot water suppliers.
●	In July 2012, ReneSola entered into an exclusive distribution agreement to provide 100 MW of its high-efficiency Virtus modules to BIG SOLAR S.A, the biggest Greek stockholder and distributor in the field of photovoltaic systems for electricity production through solar energy.

Liquidity and Capital Resources

Net cash inflow from operating activities was $14.2 million for Q2 2012, compared to net cash outflow of $87.6 in Q1 2012. Net cash and cash equivalents plus restricted cash were US$394.2 million at the end of Q2 2012, compared to US$388.3 million at the end of Q1 2012.

Total debt was US$821.3 million at the end of Q2 2012, compared to US$800.8 million at the end of Q1 2012, excluding US$111.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date.

Capital expenditures were US$39.0 million for Q2 2012. Short-term borrowings were US$691.1 million in Q2 2012, an increase from US$662.6 million in Q1 2012.

2012 Capacity Expansion Plans and Related CAPEX

The Company expects to spend approximately US$59.4 million in Q3 2012 to expand its polysilicon production capacity, as well as improve its manufacturing processes.

Outlook

For Q3 2012, the Company expects total solar wafer and module shipments to be in the range of 510 MW to 530 MW and revenues to be in the range of US$200 million to US$220 million. Solar module shipments are expected to be in the range of 150 MW to 170 MW.

The Company maintains its previously announced full year 2012 guidance of 2.2 GW to 2.4 GW of total solar wafer and module shipments.

Conference Call Information

ReneSola's management will host an earnings conference call on Friday, August 24, 2012 at 8 am U.S. Eastern Time (8 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until August 31, 2012:

International:	+1-718-354-1232
Passcode:	18054980

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, high production quality, and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung

ReneSola Investor Relations

Tel: +86-573-8473-9011

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: sol@ogilvy.com

RENESOLA LTD

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	June 30,	March 31,	June 30,
	2012	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	314,229	338,899	438,124
Restricted cash	79,939	49,392	42,690
Available-for-sale investment	-	-	3,541
Accounts receivable, net of allowances for doubtful accounts	211,184	170,817	104,651
Inventories	209,765	176,410	162,571
Advances to suppliers-current	26,694	25,449	34,160
Amounts due from related parties	1,358	22,807	364
Value added tax recoverable	43,953	55,369	51,058
Income tax recoverable	2,614	8,308	4,939
Prepaid expenses and other current assets	15,056	26,408	16,795
Project assets	18,527	-	-
Deferred convertible bond issue costs-current	784	784	1,431
Derivative assets	24	826	3,252
Assets held-for-sale	6,103	6,449	-
Deferred tax assets-current	20,535	15,770	16,923
Total current assets	950,765	897,688	880,499

Property, plant and equipment, net	1,003,293	985,977	879,935
Prepaid land use right	48,488	49,120	48,643
Deferred tax assets-non-current	39,195	28,805	9,995
Deferred convertible bond issue costs-non-current	2,118	2,314	5,313
Advances to suppliers-non-current	12,490	15,604	24,697
Advances for purchases of property, plant and equipment	46,305	51,123	12,396
Other long-lived assets	10,597	10,942	6,392
Goodwill	6,041	6,095	5,638
Total assets	2,119,292	2,047,668	1,873,508

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	691,065	662,605	427,961
Accounts payable	404,021	283,067	162,439
Advances from customers-current	46,714	55,603	64,631
Amounts due to related parties	9,455	26,147	-
Other current liabilities	108,756	99,340	111,316
Income tax payable	2,784	4,111	7,347
Deferred tax liabilities	1,099	536	3,350
Derivative liabilities	765	150	13,998
Total current liabilities	1,264,659	1,131,559	791,042

Convertible bond payable-non-current	111,616	111,616	200,000
Long-term borrowings	130,237	138,198	132,745
Advances from customers-non-current	43,486	49,039	70,641
Warranty	7,006	13,816	11,087
Deferred gain	29,093	29,527	24,916
Other long-term liabilities	12,234	12,339	13,445
Total liabilities	1,598,331	1,486,094	1,243,876

Shareholders' equity
Common shares	420,370	420,370	422,314
Additional paid-in capital	4,666	5,106	2,133
Treasury stock	-	-	-
Retained earnings	29,862	64,650	148,841
Accumulated other comprehensive income	65,709	71,176	56,344
Total equity attribute to ReneSola Ltd	520,607	561,302	629,632
Noncontrolling interest	354	272	-
Total shareholders' equity	520,961	561,574	629,632

Total liabilities and shareholders' equity	2,119,292	2,047,668	1,873,508

RENESOLA LTD

Unaudited Consolidated Statements of Income Data

(US dollar in thousands, except ADS and share data)

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Net revenues	233,038	211,485	249,313	444,523	608,526
Cost of revenues	(231,735)	(219,518)	(203,409)	(451,253)	(461,449)
Gross profit (loss)	1,303	(8,033)	45,904	(6,730)	147,077
GP%	0.6%	(3.8)%	18.4%	(1.5)%	24.2%

Operating (expenses) income:
Sales and marketing	(7,169)	(5,639)	(3,200)	(12,808)	(6,682)
General and administrative	(11,260)	(12,562)	(8,321)	(23,822)	(18,316)
Research and development	(13,690)	(11,713)	(11,189)	(25,403)	(23,357)
Other operating (expenses) income	(3,830)	143	(207)	(3,687)	(182)
Total operating expenses	(35,949)	(29,771)	(22,917)	(65,720)	(48,537)

Income (loss) from operations	(34,646)	(37,804)	22,987	(72,450)	98,540

Non-operating (expenses) income:
Interest income	1,264	2,806	1,603	4,070	2,088
Interest expense	(12,550)	(12,308)	(9,097)	(24,858)	(16,130)
Foreign exchange (losses) gain	(4,523)	801	906	(3,722)	5,661
Other-than-temporary impairment loss on available-for-sale investment	-	-	(2,666)	-	(2,666)
Gains (losses) on derivative, net	(669)	36	(9,151)	(633)	(28,955)
Total non-operating (expenses) income	(16,478)	(8,665)	(18,405)	(25,143)	(40,002)
Income (loss) before income tax, noncontrolling interests	(51,124)	(46,469)	4,582	(97,593)	58,538

Income tax benefit (expense)	16,321	6,249	(2,743)	22,570	(13,363)
Net income (loss)	(34,803)	(40,220)	1,839	(75,023)	45,175

Less: Net loss attributed to noncontrolling interests	(16)	(11)	-	(27)	-
Net income (loss) attributed to holders of ordinary shares	(34,787)	(40,209)	1,839	(74,996)	45,175

Earnings per share
Basic	(0.20)	(0.23)	0.01	(0.43)	0.26
Diluted	(0.20)	(0.23)	0.01	(0.43)	0.24

Earnings per ADS
Basic	(0.40)	(0.47)	0.02	(0.87)	0.52
Diluted	(0.40)	(0.47)	0.02	(0.87)	0.49

Weighted average number of shares used in computing earnings per share
Basic	172,613,664	172,613,664	173,897,369	172,613,664	173,877,019
Diluted	172,613,664	172,613,664	173,971,905	172,613,664	195,676,823

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Six Months Ended
	June 30, 2012	June 30, 2011

Operating activity:
Net income (loss)	(75,023)	45,175
Adjustment to reconcile net income to net cash used in operating activities:
Gain on disposal of land use right	(55)	-
Inventory write-down	27,688	3,366
Depreciation and amortization	45,606	39,656
Amortization of deferred convertible bond issuances costs and premium	392	407
Allowance of doubtful receivables and advance to suppliers and prepayment for purchases of property, plant and equipment	(216)	(1,604)
Loss on derivatives	669	28,955
Share-based compensation	555	2,382
Loss on disposal of long-lived assets	742	416
Other-than-temporary impairment loss on available-for-sale investment	-	2,666
Reversal of firm purchase commitment	(2,441)	-
Provision for litigation	1,781	-

Changes in assets and liabilities:
Accounts receivable	(102,889)	(25,818)
Inventories	(85,112)	7,962
Project assets	(18,772)	-
Advances to suppliers	(5,630)	(17,480)
Amounts due from related parties	9,358	8
Value added tax recoverable	(2,524)	(5,847)
Prepaid expenses and other current assets	2,825	415
Derivative assets and liabilities	-	(503)
Prepaid land use rights	80	1,395
Accounts payable	168,207	(61,963)
Advances from customers	(16,089)	373
Income tax paybles	3,972	(10,220)
Other current liabilities	1,104	(6,483)
Other long-term liabilities	(434)	6,613
Other long-term assets	-	(197)
Accrued warranty cost	(5,741)	2,176
Deferred tax assets	(21,476)	250
Net cash (used in) provided by operating activities	(73,423)	12,100

Investing activities:
Purchases of property, plant and equipment	(43,938)	(52,501)
Advances for purchases of property, plant and equipment	(40,407)	(2,171)
Proceeds from disposal of property, plant and equipment	(83)	-
Cash received from government subsidy	634	-
Purchases of other long-lived assets	(276)	(121)
Changes in restricted cash	(22,264)	(8,131)
Cash consideration for acquisition, net of cash received	-	(1,102)
Net proceeds from (pay to) settlement of derivatives	1,126	(2,972)
Net cash used in investing activities	(105,208)	(66,998)

Financing activities:
Proceeds from bank borrowings	570,851	389,063
Repayment of bank borrowings	(457,993)	(361,691)
Proceeds from exercise of stock options	-	148
Contribution from noncontrolling interests	224	-
Proceeds from issuance of convertible bonds	-	200,000
Cash paid for issuance costs	-	(7,150)
Purchase of capped call transaction	-	(24,703)
Net cash provided by financing activities	113,082	195,667

Effect of exchange rate changes	739	6,653

Net (decrease) increase in cash and cash equivalents	(64,810)	147,422
Cash and cash equivalents, beginning of year	379,039	290,702
Cash and cash equivalents, end of year	314,229	438,124

RENESOLA LTD

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollar in thousands)

	Three Months ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Net income (loss)	(34,803)	(40,220)	1,839	(75,023)	45,175
Other comprehensive income, net of tax
Foreign exchange translation adjustment	(5,466)	(470)	10,505	(5,936)	16,230
Change in fair value of available for sale investment	-	-	1,149	-	2,330
Changes in fair value of cash flow hedges	-	-	28	-	1,603
Other comprehensive income, net of tax	(5,466)	(470)	11,682	(5,936)	20,163

Comprehensive income (loss)	(40,269)	(40,690)	13,521	(80,959)	65,338
Less: comprehensive income (loss) attributable to non-controlling interest	(16)	(11)	-	(27)	-
Comprehensive income (loss) attributable to ReneSola	(40,253)	(40,679)	13,521	(80,932)	65,338